     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 1998



                                                      REGISTRATION NO. 333-57891

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                               AMENDMENT NO. 1 TO

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                            CRESCENT OPERATING, INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                        6531/9999                      75-2701931
                                                                 (IRS Employer Identification
 (State or other jurisdiction    (Primary Standard Industrial                No.)
      of incorporation or
          organization)           Classification Code Number)

                        306 WEST 7TH STREET, SUITE 1025
                            FORT WORTH, TEXAS 76102
                           TELEPHONE: (817) 339-2200
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

                               GERALD W. HADDOCK
                            CRESCENT OPERATING, INC.
                        306 WEST 7TH STREET, SUITE 1025
                            FORT WORTH, TEXAS 76102
                           TELEPHONE: (817) 321-1444
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

                                   Copies to:
                            ROBERT B. ROBBINS, ESQ.
                            SYLVIA M. MAHAFFEY, ESQ.
                        SHAW PITTMAN POTTS & TROWBRIDGE
                              2300 N STREET, N.W.
                             WASHINGTON, D.C. 20037

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of the Registration Statement.

                             ---------------------

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________


    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________


                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   PROSPECTUS


                                  $30,000,000

                                     [LOGO]

                            CRESCENT OPERATING, INC.

                                  COMMON STOCK
                        PREFERRED SHARE PURCHASE RIGHTS
                                PREFERRED STOCK
                             COMMON STOCK WARRANTS

                             ---------------------

     In connection with the acquisition by Crescent Operating, Inc. (collectively with its affiliates and subsidiaries, "Crescent Operating" or the "Company") of other businesses, assets or securities, the Company may offer from time to time, in one or more series, (i) shares of common stock, par value $0.01 per share (the "Common Stock"), (ii) shares of preferred stock, par value $0.01 per share (the "Preferred Stock") and (iii) warrants exercisable for Common Stock (the "Common Stock Warrants"), with an aggregate public offering price of up to $30 million in amounts, at prices and on terms to be determined by direct negotiations with the owners or controlling persons of the businesses, assets or securities to be acquired by the Company. Each share of Common Stock will be accompanied by one Preferred Share Purchase Right (a "Right"). The Common Stock, Preferred Stock and Common Stock Warrants (collectively, the "Securities") may be offered, separately or together, in separate series, in amounts, at prices and on terms to be described in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     No underwriting discounts or commissions will be paid, although finder's fees may be paid in cash or in Securities from time to time with respect to specific acquisitions. Any person receiving such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution."

     SEE "RISK FACTORS" AT PAGE 3 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE SECURITIES.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------


                 The date of this Prospectus is July 17, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected at the Public Reference Section maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the following regional offices of the
Commission: Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, as well as from the Commission's Web Site (http://www.sec.gov). In addition, the Common Stock trades on The Nasdaq National Market and such reports, proxy and information statements and other information concerning the Company can be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement, of which this Prospectus is a part, under the Securities Act, with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and, in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed under the Exchange Act by the Company (Exchange Act file number 0-22725) with the Commission and are incorporated herein by reference and made a part hereof:

        1. The description of the Common Stock and the Rights contained in the Company's Registration Statement on Form 8-A filed on June 20, 1997 registering the Common Stock and the Rights of the Company under
           Section 12(g) of the Exchange Act.

        2. The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

        3. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

        4. The Company's Current Report on Form 8-K dated January 15, 1998 and filed January 22, 1998.

        5. The Company's Current Report on Form 8-K dated June 13, 1997 and filed July 2, 1997.

        6. The Company's Current Report on Form 8-K/A dated June 13, 1997 and filed July 30, 1997.

        7. The Company's Current Report on Form 8-K dated July 31, 1997 and filed August 14, 1997.

        8. The Company's Current Report on Form 8-K/A dated July 31, 1997 and filed October 14, 1997.

        9. The Company's Current Report on Form 8-K dated August 31, 1997 and filed September 15, 1997.

       10. The Company's Current Report on Form 8-K/A dated August 31, 1997 and filed November 14, 1997.

       11. The Company's Proxy Statement filed in connection with the Annual Meeting of Shareholders of Crescent Operating held on June 8, 1998.

     All documents filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (in the case of a statement in a previously filed document incorporated or deemed to be incorporated by reference herein), in any Prospectus Supplement relating to a specific offering of Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF THESE DOCUMENTS (OTHER THAN EXHIBITS AND SCHEDULES THERETO, UNLESS SUCH EXHIBITS OR SCHEDULES ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES) ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM JEFFREY L. STEVENS, SECRETARY, CRESCENT OPERATING, INC., 306 WEST 7TH STREET, SUITE 1025, FORT WORTH, TEXAS 76102, TELEPHONE (817) 339-2200.

                                  THE COMPANY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the Notes thereto, incorporated by reference in this Prospectus.

     Crescent Operating, Inc. (collectively with its affiliates and subsidiaries, "Crescent Operating" or the "Company," unless otherwise required by the context), a Delaware corporation, was formed on April 1, 1997 to be the lessee and operator of certain assets owned or to be acquired by Crescent Real Estate Equities Limited Partnership ("Crescent Partnership") and to perform an agreement (the "Intercompany Agreement") between Crescent Operating and Crescent Partnership, the operating partnership of Crescent Real Estate Equities Company ("Crescent Equities" and, collectively with Crescent Partnership and the other direct and indirect subsidiaries of Crescent Equities, "Crescent"), pursuant to which Crescent Operating and Crescent Partnership each has agreed to provide the other with rights to participate in certain transactions.

     The Company's common stock, par value $0.01 per share (the "Common Stock"), is listed on The Nasdaq National Market under the symbol "COPI."

     As of the date of this Prospectus, the Company conducted its operations through five business segments: (i) Hospitality; (ii) Land Development; (iii) Equipment Sales and Leasing; (iv) Healthcare; and (v) Refrigerated Warehousing. The Company's business segments consisted of the following assets which were owned directly or indirectly by the Company (collectively, the "Assets"):

     - The Hospitality Segment, consisting of the Company's lessee interests under lease arrangements relating to seven hotels and two destination health and fitness resorts (collectively, the "Hospitality Properties"), and a two-thirds interest in the Houston Center Athletic Club Venture, a joint venture that owns the Houston Center Athletic Club. The nine Hospitality Properties, which are located in six states, are the Denver Marriott City Center in Denver, Colorado; the Hyatt Regency Beaver Creek in Avon, Colorado; the Hyatt Regency Albuquerque in Albuquerque, New Mexico; the Canyon Ranch-Tucson in Tucson, Arizona; the Canyon Ranch-Lenox in Lenox, Massachusetts; the Ventana Country Inn and Spa in Big Sur, California; the Sonoma Mission Inn and Spa in Sonoma County, California; The Four Seasons Hotel in Houston, Texas; and the Austin Omni Hotel in Austin, Texas. The Company holds its lessee interests through subsidiaries.

     - The Land Development Segment, consisting of the Company's ownership of
       (i) a 5% economic interest in Desert Mountain Development Corporation, the general partner of a partnership that owns a master-planned, luxury residential and recreational community in northern Scottsdale, Arizona,
       (ii) a 42.5% general partner interest in The Woodlands Operating Company, L.P., which provides management, advisory, landscaping and maintenance services to The Woodlands, Texas, (iii) a 2.125% economic interest in The Woodlands Land Development Company, L.P., which owns approximately 9,000 acres for commercial and residential development, as well as a realty office, an athletic center and interests in both a title company and a mortgage company, and (iv) a 5% economic interest in Corporate Arena Associates, Inc., which owns a 6.19% interest in the development of a multi-purpose sports arena in Dallas, Texas for the Dallas Stars, a National Hockey League club, and the Dallas Mavericks, a National Basketball Association club.

     - The Equipment Sales and Leasing Segment, consisting of the Company's ownership of 100% of the common stock of Crescent Machinery Company, formerly known as Moody-Day, Inc. ("Crescent Machinery"), a construction equipment sales, leasing and service company.


     - The Healthcare Segment, consisting of the Company's ownership of a 50% member interest in Charter Behavioral Health Systems, LLC ("CBHS"), a limited liability company which operates approximately 90 behavioral health care facilities. The Company entered into an agreement in March 1998 to purchase the remaining 50% interest in CBHS. The Company is currently in negotiations to amend such agreement. The revised terms will address adjustments in the overall purchase price, the amount of remaining interest in CBHS that will be acquired by the Company and the amount of additional compensation to be paid by CBHS to Magellan Health Services ("Magellan") over the next couple of years. The consummation of the transactions contemplated by such agreement are subject to certain closing conditions.


     - The Refrigerated Warehousing Segment, consisting of an indirect 2% interest in three companies, URS Logistics, Inc. ("URS"), Americold Corporation ("Americold") and Freezer Services, Inc. ("Freezer Services," and together with URS and Americold, the "Warehousing Group"), that currently own and/or operate approximately 90 refrigerated warehouses with an aggregate of approximately 422.9 million cubic feet. The Warehousing Group operates and manages public refrigerated warehouses in the continental United States, and provides integrated logistics services consisting of warehousing and transportation for the frozen food industry. The Company entered into an agreement in May 1998 to acquire the Carmar Group, which owns and operates five cold storage distribution warehouses in the midwest and southeast United States. The Company's acquisition of the Carmar Group is subject to customary closing conditions and is expected to be consummated in August 1998.

     The Company's principal executive offices are located at 306 West 7th Street, Suite 1025, Fort Worth, Texas 76102, and its telephone number is (817) 339-2200.

                                  RISK FACTORS

     Prospective investors should carefully consider the following summary information in conjunction with the other information contained in this Prospectus and the more detailed information on risks of investment contained in the applicable supplement to this Prospectus (each, a "Prospectus Supplement") relating thereto before purchasing securities offered hereby. The Company also cautions readers that this Prospectus, including the following summary information, includes certain forward-looking statements that are based on management's belief, as well as on assumptions made by and information currently available to management. When used in this Prospectus, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and similar expressions are intended to identify such forward-looking statements. Such statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, including but not limited to the following factors, which could cause the Company's future results and stockholder values to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. Many of such factors are beyond the Company's ability to control or predict. Readers are cautioned not to put undue reliance on forward-looking statements.

RESTRICTIONS ON THE COMPANY'S OPERATIONS AND BUSINESS OPPORTUNITIES

     The Certificate of Incorporation and the Intercompany Agreement. The Company's First Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that, for so long as the Intercompany Agreement remains in effect, the Company is generally prohibited from engaging in activities or making investments that a real estate investment trust (a "REIT") could make unless Crescent was first given the opportunity but elected not to pursue such activities or investments. The Certificate of Incorporation also provides that one of the Company's corporate purposes is to perform its obligations under the Intercompany Agreement. Under the Certificate of Incorporation and the Intercompany Agreement, the Company has agreed not to acquire or make (i) investments in real estate (which, for purposes of the Intercompany Agreement, includes the provision of services related to real estate and investment in hotel and resort properties, real estate mortgages, real estate derivatives or entities that invest in real estate assets) or (ii) any other investments that may be structured in a manner that qualifies under the federal income tax requirements applicable to REITs, unless it has notified Crescent of the acquisition or investment opportunity, in accordance with the terms of the Intercompany Agreement, and Crescent has determined not to pursue such acquisition or investment. The Company also has agreed to assist Crescent in structuring and consummating any such acquisition or investment which Crescent elects to pursue, on terms determined by Crescent. Further, Crescent is not required to offer the Company the opportunity to participate in transactions or make investments other than pursuant to the Company's right of first refusal to become the lessee of any real property acquired by Crescent as to which Crescent determines that, consistent with Crescent Equities' status as a REIT, it is required to enter into a master lease arrangement. Such a lessee opportunity would be available to the Company only if Crescent determines, in its sole discretion, that the Company is qualified to be the lessee. The nature of the Company's business and the opportunities it may pursue are restricted by these provisions of the Certificate of Incorporation and the Intercompany Agreement.

     Dependence Upon Crescent. Although all of its assets have not been identified by Crescent, the Company has relied, and will continue to rely, on Crescent to identify business opportunities for the Company as a result of the terms of the Intercompany Agreement. There can be no assurance that Crescent will continue to identify such opportunities for the Company or that opportunities that Crescent identifies in the future will be within the Company's financial, operational or management parameters. In addition, Crescent will provide the lessee opportunities provided for in the Intercompany Agreement only if it is necessary for Crescent Equities, consistent with its status as a REIT, to enter into a master lease arrangement and only if the Company and Crescent negotiate a mutually satisfactory master lease arrangement. If the Company and Crescent do not negotiate a mutually satisfactory lease arrangement within 30 days after Crescent provides the Company with written notice of the lessee opportunity (or such longer period to which the Company and Crescent may agree), Crescent may offer the opportunity to others for a period of one year before it must again offer the opportunity to the Company. The Company currently leases the Hospitality Properties from Crescent. Although it is anticipated that any master lease arrangement involving the Company generally will provide that the Company's rights will continue following a sale of property or an assignment of the lease, the Company could lose its rights under any such master lease arrangement upon the expiration of the lease, including the leases for the Hospitality Properties.

     If, in the future, Crescent Equities were to fail to qualify as a REIT, such failure could have a material adverse effect on those aspects of the Company's business operations and business opportunities that are dependent upon Crescent. For example, the Intercompany Agreement remains effective even if Crescent Equities fails to qualify as a REIT, with the Company's rights relating to lessee opportunities under the Intercompany Agreement continuing to be based on Crescent Equities' need to create a master lease structure due to its status as a REIT. Accordingly, if Crescent Equities failed to qualify as a REIT and thereafter acquired a property, Crescent would have the right under the Intercompany Agreement to lease the property to any person or entity pursuant to any type of lease (including a master lease arrangement) or to operate the property itself. The Company, however, would remain subject to all of the limitations on its operations contained in the Certificate of Incorporation and the Intercompany Agreement.

RISKS RELATING TO THE COMPANY'S INVESTMENT IN THE HEALTHCARE SEGMENT

     History of Net Losses for CBHS. As of the date of this Prospectus, the Company owned a 50% member interest in CBHS. CBHS (or its predecessor) incurred net losses of $17.3 million, $13.6 million and $63.5 million in the fiscal years ended September 30, 1997, 1996 and 1995, respectively, and incurred a net loss of $23.0 million for the three months ended December 31, 1997. In addition, CBHS anticipates that it will incur a net loss for the fiscal year ending September 30, 1998.


     Effective March 3, 1998, the Company signed a definitive agreement to purchase the remaining 50% interest in CBHS from Charter Behavioral Health Systems, Inc., a subsidiary of Magellan. The Company is currently in negotiations to amend such agreement. The revised terms will address adjustments in the overall purchase price, the amount of remaining interest in CBHS that will be acquired by the Company and the amount of additional compensation to be paid by CBHS to Magellan over the next couple of years. The consummation of the purchase by the Company of the remaining 50% interest in CBHS is conditioned upon, among other things, the purchase by CBHS of certain equity interests in entities and certain assets owned directly or indirectly by Magellan and upon CBHS or the Company obtaining the requisite funding to pay the purchase price for the entities to be acquired as provided in the applicable transaction documents. As part of the transactions relating to the purchase of such entities by CBHS, approximately $78 million in annual franchise fees currently paid by CBHS to Magellan would be eliminated. There can be no assurance, however, that CBHS will consummate the transactions which would enable it to eliminate payment of the annual franchise fee to Magellan. For financial reporting purposes, the amount of losses that the Company recognizes with respect to its investment in CBHS is limited to the amount of the Company's investment in CBHS. As of the date of this Prospectus, the Company has recorded losses in an amount equal to the amount of its investment in CBHS. Accordingly, the Company will not recognize additional losses in respect of its investment in CBHS until such time, if any, as the Company's investment in CBHS increases. If the Company acquires the remaining 50% interest in CBHS, the continued incurrence of substantial net losses by CBHS could have a material adverse effect on the Company's financial condition and operating results.


     Franchise Fee Arrearages. As of June 15, 1998, CBHS had not made all required franchise fee payments under its franchise agreements with Magellan for the months of February through June 1998, and, as a result, was in default under such agreements. CBHS estimates that, as of June 1, 1998, its franchise fee arrearages totalled approximately $27 million. In addition to other remedies, when franchise fees are past due in the amount of $6 million or more for any reason, Magellan has the right to prohibit any incentive compensation payments to CBHS management and to prohibit any vesting of CBHS management equity. When franchise fees are past due in the amount of $18 million or more for any reason, Magellan has the right to prohibit any salary increases for key personnel of CBHS, to prohibit the hiring of any additional staff by CBHS and to prohibit any new direct or indirect hospital acquisitions or joint venture participation by CBHS. When franchise fees are past due in an amount greater than $24 million for any reason, Magellan has the right to require a 5% cutback on budgeted expenses under the then-current approved CBHS annual budget, to require monthly approval of expenditures of CBHS by Magellan, including capital and operating expenditures, and to require transfer of control and management of CBHS and CBHS franchisees to Magellan. Although Magellan has not exercised any such management rights or pursued any other remedies in connection with CBHS' franchise fee arrearages, there can be no assurance that Magellan will not exercise any such rights in the future should franchise fee arrearages continue. If Magellan elects to exercise such management rights in the future, there can be no assurance that Magellan will operate and manage CBHS in a manner that will maximize the Company's return on its investment in CBHS or that any conflicts that may develop between the Company and Magellan will be resolved in favor of the Company.

     Adverse Trends in the Behavioral Health Care Industry. The behavioral health care industry has been affected by a number of factors recently, including: (i) the imposition by payors of more stringent length of stay and admission criteria and other cost containment measures; (ii) the failure of certain reimbursement rate increases from certain payors to offset increases in the cost of providing services; (iii) an increase in the percentage of business that is derived from payors that reimburse on a per diem or other discounted basis; (iv) unfavorable changes in the mix of patients in the private-pay, Medicare and Medicaid categories and among different types of private pay sources; (v) a trend toward higher deductibles and co-insurance payments for individual patients; (vi) a trend toward limiting employee behavioral health benefits, such as reductions in annual and lifetime limits on behavioral health coverage; and (vii) pricing pressure related to an increasing rate of claim denials by third-party payors. Any of these factors may result in reductions in the amount of revenue that the Company derives from the Healthcare Segment. Assuming the consummation of the purchase by the Company of the remaining 50% interest in CBHS, substantial reductions in such revenue could have a material adverse effect on the financial condition and operating results of the Company.

     Reliance on Government Programs; Health Care Reform. As of June 15, 1998, more than 50% of the Company's gross patient service revenue from its hospital operations was derived from payments made by government sponsored health care programs. Regulatory changes or the enactment of legislation, including legislation to balance the federal budget, could result in the reduction of reimbursement rates, limitations on reimbursement, reductions in funding for government sponsored programs or the elimination of coverage for certain individuals under the programs. Assuming the consummation of the purchase by the Company of the remaining 50% interest in CBHS, such reform measures could have a material adverse effect on the financial condition and operating results of the Company.

     Government Regulation. The operation of psychiatric hospitals and other health care facilities, such as those operated by the Company, are subject to extensive federal and state laws and regulations. Such laws and regulations provide for periodic inspections or other reviews by governmental entities to determine compliance with their respective standards of medical care, staffing, equipment, safety and cleanliness. The Company also is subject to substantial state and federal regulations relating to admissions and confidentiality of patient information. The Company's failure to comply with laws and regulations to which it is subject could result in the revocation of required licenses and government approvals. Such revocations could result in a significant alteration in the nature and scope of the operations of the Healthcare Segment and, assuming the consummation of the purchase by the Company of the remaining 50% interest in CBHS, any such revocations could have a material adverse effect on the financial condition and operating results of the Company.

     Managed Care Risks. As an increasing percentage of patients enter into health care coverage arrangements with managed care payors, management believes that the Company's success in the Healthcare Segment will be dependent, in part, upon its ability to contract with such payors to provide patient care services to the payors' members. There can be no assurance that the Company will be able to establish or maintain satisfactory relationships with managed care and other third party payors, many of which already have existing provider structures in place and may not be able or willing to change their provider networks. Assuming the consummation of the purchase by the Company of the remaining 50% interest in CBHS, the inability of the Company to enter into such arrangements or the termination of such existing arrangements could have a material adverse effect on the financial condition and operating results of the Company.

     Dependence on Health Care Professionals. Physicians and other health care professionals traditionally have been a source of a significant portion of the patients treated at the Company's facilities and outpatient clinics. Consequently, the success of the Company is dependent in part on the number and quality of the physicians and other health care professionals on its clinical staffs. Hospital physicians generally are not employees of the Company and, in general, the Company does not have contractual arrangements with hospital physicians restricting the ability of such physicians to practice elsewhere. In addition, the ability of the Company to develop or acquire additional facilities and clinics, as well as the success of any such additional facilities or clinics, will depend, in part, upon the successful development of relationships with key physicians and other health care professionals in the markets served by such facilities and clinics. There can be no assurance that the Company can retain its physicians or other health care professionals currently on staff or that additional relationships with physicians or health care professionals will be developed in the future.

     Competition. In general, the operation of behavioral health care programs is characterized by intense competition. Management anticipates that competition will become more intense as pressure to contain the rising costs of health care continues to intensify. Each of the Company's inpatient facilities competes with other hospitals and behavioral health care facilities, some of which are larger and have greater financial resources than the Company's facilities. Facilities frequently draw patients from areas outside their immediate locale, and, therefore, the Company's facilities may, in certain markets, compete with both local and distant hospitals, as well as other facilities. With respect to outpatient services, the Company competes with private practicing behavioral health professionals, publicly funded behavioral health centers and partial hospitalization and other intensive outpatient programs offered by other inpatient providers. There can be no assurance that the Company will be able to compete effectively with its present or future competitors. Assuming the consummation of the purchase by the Company of the remaining 50% interest in CBHS, an inability to compete effectively could have a material adverse effect on the Healthcare Segment and the financial condition and results of operations of the Company.

RISKS RELATING TO THE LAND DEVELOPMENT SEGMENT

     The economic performance and value of the Company's real estate assets are and will continue to be subject to all of the risks incident to the ownership and operation of real estate. These include the risks normally associated with changes in national, regional and local economic and market conditions. Local real estate market conditions may include excess supply and competition for purchasers, relative attractiveness and location of the property and quality of maintenance and management services. In addition, other factors may affect the performance and value of a property adversely, including changes in laws and governmental regulations (including those governing usage, zoning and taxes), changes in interest rates (including the risk that increased interest rates may result in decreased sales of lots in developments in which the Company has an interest) and the availability of financing.

RISKS RELATING TO THE HOSPITALITY SEGMENT

     The Company's results of operations from the Hospitality Segment are, and will continue to be, affected by such factors as changes in general economic conditions, the level of demand for rooms and related services at the Hospitality Properties, the ability of the managers of the Hospitality Properties to maintain and increase profits at the Hospitality Properties, competition in the hospitality industry and other factors relating to the operation of the Hospitality Properties. The Hospitality Properties are subject to long-term lease arrangements with Crescent as lessor, pursuant to which substantial amounts of rent are payable to Crescent as base rent or percentage rent. There can be no assurance that the Company will be able to meet its obligations under such leases. Failure by the Company to make lease payments as they become due or to satisfy its other obligations under the leases may cause Crescent to terminate such leases, which may have a material adverse effect on the financial condition and operating results of the Company.

RISKS RELATING TO THE EQUIPMENT SALES AND LEASING SEGMENT

     The Company sells, leases and services construction equipment and accessories primarily to the construction and utility industries. An economic downturn or recession in these industries, as well as equipment shortages, could have a material adverse affect on the financial condition and results of operations of the Company. The Company also faces exposure for claims of injury incurred in connection with the use of the equipment it sells, leases and services. There can be no assurance that any such claims would not have a material adverse effect on the financial condition and results of operations of the Company. In addition, some of the Company's competitors in the Equipment Sales and Leasing Segment are larger and better capitalized than the Company and may be better positioned to acquire a larger share of the market. The Company intends to expand the Equipment Sales and Leasing Segment by acquiring several additional equipment sales and leasing companies. There can be no assurance that the Company will be successful in integrating the personnel and operations of these acquired entities into the Company's operations. The Company's failure to integrate the personnel and operations of the acquired entities could have a material adverse effect on the operating results and financial condition of the Company.

RISKS RELATING TO THE COMPANY'S INVESTMENT IN THE REFRIGERATED WAREHOUSING
SEGMENT

     Lack of Management Control of Investment. The Company owns, through three subsidiaries (the "Warehousing Subsidiaries"), a 2% interest in each of three partnerships (the "Warehousing Partnerships"), one of which owns Americold, one of which owns URS and the other of which owns Freezer Services. Crescent owns, through the Warehousing Subsidiaries, a 38% interest in each of the Warehousing Partnerships. The remaining 60% interest in each of the Warehousing Partnerships is owned by two subsidiaries of Vornado Realty Trust ("Vornado"). The Company owns all of the voting common stock of the Warehousing Subsidiaries and Crescent owns all of the non-voting common stock of the Warehousing Subsidiaries. Under the terms of each partnership agreement, Vornado has the right to make all decisions relating to the management and operation of the Warehousing Partnerships, other than certain major decisions that require the approval of both the Company and Vornado. The partnership agreement for each of the Warehousing Partnerships provides for a buy-sell arrangement upon a failure of the Company and Vornado to agree on any of the specified major decisions, pursuant to which the entire interest of the Company and Crescent or the entire interest of Vornado may be purchased by the other party. Until November 1, 2000, the buy-sell arrangement can only be exercised by Vornado at a price equal to the Company's cost (less any distributions made to the Company in respect of its investment) plus a 10% per annum return on such investment. There can be no assurance that Vornado will operate and manage the Warehousing Partnerships in a manner that will maximize the Company's return on its investment or that any conflicts that may develop between the Company and Vornado will be resolved in favor of the Company.

     Operating Risks. The refrigerated warehouse business has low barriers to entry, allowing new participants to enter the national, regional and local markets in which the Warehousing Group operates with relative ease. In addition, current customers of the Warehousing Group may in the future build their own refrigerated warehouse facilities, eliminating the need for services currently provided by the Warehousing Group. Similarly, several national and local enterprises provide, or may provide in the future, transportation management services offered by the Warehousing Group. There can be no assurance that the Warehousing Group will continue to compete effectively in the markets in which it operates. The inability of the Warehousing Group to compete effectively could reduce the value of the Company's investment in the Warehousing Partnerships and, in turn, could have a material adverse effect on the financial condition and results of operations of the Company.

     A portion of warehousing sales are derived from the storage and handling of agricultural products. Accordingly, the operating results of the Company derived from the Refrigerated Warehousing Segment may be negatively affected by severe weather conditions or other factors affecting the agricultural market generally.

ENVIRONMENTAL RISKS

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or in its property, as well as certain other costs relating to hazardous or toxic substances. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the release of such substances. The presence of, or the failure to remediate properly, such substances, may adversely affect the owner's ability to sell the affected real estate or to borrow funds using such real estate as collateral. Such costs or liabilities could exceed the value of the affected real estate. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim in connection with any real property owned or operated by it, and the Company is not aware of any other environmental condition with respect to such real property that management believes would have a material adverse effect on the Company's business, assets or results of operations.

ACQUISITION AND MANAGEMENT OF UNRELATED INVESTMENTS; COMPETITION

     Either through management of the Assets or through the implementation of its strategy and corporate purpose of performing the Intercompany Agreement, the Company will pursue a variety of other business opportunities and investments. Although the Company intends to acquire a complementary group of businesses, there are differences among the businesses in which it engages and in which it may engage in the future that may require a wide range of skills and qualifications, and there is no assurance that the management or employees of the Company will have, or that the Company will be able to hire and retain employees with, such skills and qualifications. There also is no assurance that the opportunities that the Company pursues will be integrated, perform as expected or contribute significant revenues or profits to the Company. The industries in which the Company will compete may be subject to government regulation and restrictions, some of which may be significant and burdensome. The businesses with which it will compete may be better capitalized or have other features that will make it difficult for the Company to compete effectively.

CONFLICTS OF INTEREST

     Common Management and Ownership. Richard E. Rainwater and John C. Goff are, respectively, the Chairman of the Board and the Vice Chairman of the Board of both the Company and Crescent Equities, and Gerald W. Haddock serves as the President, Chief Executive Officer and a director of the Company, Crescent Equities and Crescent Real Estate Equities, Ltd., the general partner of Crescent Partnership. As a result, Messrs. Rainwater, Goff and Haddock have fiduciary obligations to the Company, Crescent Partnership and Crescent Equities. As of the date of this Prospectus, Messrs. Rainwater, Goff and Haddock beneficially owned, in the aggregate, an equity interest of over 16% and 14% in the Company and Crescent Partnership, respectively. The common management and ownership among these entities may lead to conflicts of interest in connection with transactions between the Company and Crescent. For example, such conflicts of interest between the Company and Crescent could arise in the event of a dispute relating to any leases in which the Company is a lessee pursuant to the Intercompany Agreement, or in the event there is a default by the Company under any such lease. Further, conflicts of interest could arise in connection with the negotiation of the terms of any joint investments between the Company and Crescent. There can be no assurance that any such conflicts would be resolved in favor of the Company.

     Competition for Management Time. Messrs. Rainwater, Goff and Haddock are engaged, and in the future will continue to engage, in the management of other business entities and properties, including Crescent. Messrs. Rainwater, Goff and Haddock may experience conflicts of interest in allocating management time, services and functions among the Company and the various other business activities, including the operation of Crescent, in which any of them are or may become involved. There can be no assurance that any such conflicts would be resolved in favor of the Company.

     Relationships with Magellan. As of the date of this Prospectus, Mr. Rainwater, along with certain of his affiliates and members of his family, owned approximately 12% of the outstanding common stock of Magellan. Mr. Rainwater's spouse, Darla D. Moore, is a member of the board of directors of Magellan. Through these relationships, Mr. Rainwater may have the ability to influence decisions of Magellan in a manner that may benefit Magellan to the detriment of the Company.

     Legal Representation. Shaw Pittman Potts & Trowbridge, which has served as special counsel to the Company in connection with certain matters, also serves as securities and tax counsel to Crescent. In the event any controversy arises in which the interests of the Company appear to be in conflict with those of Crescent, other counsel may be retained for one or both parties.

SUBSTANTIAL INDEBTEDNESS

     The Company's organizational documents do not limit the level or amount of debt that it may incur. The Company has incurred, and anticipates that it will continue to incur, substantial indebtedness in order to manage the Assets, to operate its business segments and to acquire new assets. The Company, under its credit facilities, is subject to financial covenants and other restrictions that require it to meet certain financial tests and that limit, among other things, its ability to borrow additional funds, to dispose of assets and to pay dividends. There can be no assurance that the cash flow from the Company's operations will be sufficient to meet the Company's debt service obligations under its credit facilities. In the event that the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or delay capital expenditures, seek additional equity capital or restructure its debt. The occurrence of any of the foregoing could have a material adverse effect on the financial condition and operating results of the Company.

DEPENDENCE ON ADDITIONAL CAPITAL FOR EXPANSION

     The Company's business strategy emphasizes expanding through acquisitions and other investment opportunities identified in accordance with the terms of the Intercompany Agreement and through other means. There is no assurance that the Company will have sufficient working capital to finance future acquisitions or pursue other investment opportunities. The Company expects to finance expansion through equity offerings, various financing alternatives with Crescent and affiliated persons, bank financing, and other private equity financing possibilities, but there is no assurance that the Company will be able to obtain financing at all or in amounts or on terms acceptable to it. The failure of the Company to obtain needed capital could result in its inability to capitalize on identified business and investment opportunities.

DIVIDEND POLICY AND RESTRICTIONS ON THE PAYMENT OF DIVIDENDS

     The Company intends to use its available funds to pursue investment and business opportunities and, therefore, does not anticipate the declaration or payment of cash dividends on the Common Stock or preferred stock, par value $0.01 per share (the "Preferred Stock"), in the foreseeable future. In addition, dividend payments on the Common Stock and Preferred Stock are prohibited under agreements with certain of the Company's creditors until all amounts outstanding under such credit facilities have been paid in full. Similar restrictions on the payment of dividends on the Common Stock and Preferred Stock may be imposed in the future by credit facilities that the Company may obtain from time to time.

CERTAIN ANTITAKEOVER DEVICES

     The Certificate of Incorporation, the Amended and Restated Bylaws of the Company (the "Bylaws"), the Preferred Share Purchase Rights Plan of the Company (the "Rights Plan"), pursuant to which one Preferred Share Purchase Right (a "Right") will be issued with every share of Common Stock, and applicable sections of the Delaware General Corporation Law (the "DGCL"), contain several provisions that may make more difficult the acquisition of control of the Company without the approval of the Crescent Operating Board of Directors (the "Board"). Certain provisions of the Certificate of Incorporation and the Bylaws, among other things: (i) classify the Board into three classes, each of which serves for staggered three-year terms; (ii) provide that a director of Crescent Operating may be removed by the stockholders only for cause; (iii) provide that only the Chairman of the Board, Vice Chairman, President or the Board may call special meetings of the stockholders; (iv) provide that the stockholders may take action only at a meeting of Crescent Operating stockholders, not by written consent; (v) provide that stockholders must comply with certain advance notice procedures in order to nominate candidates for election to the Board or to place stockholders' proposals on the agenda for consideration at meetings of the stockholders; (vi) provide that, under certain circumstances, the affirmative vote of the holders of two-thirds of the Common Stock is required to approve any merger or similar business combination involving Crescent Operating; (vii) provide that the holder of "control shares" of Crescent Operating acquired in a control share acquisition have no voting rights with respect to such control shares except to the extent approved by the vote of the holders of two-thirds of the Common Stock (the "control shares provision"); and (viii) provide that the stockholders may amend or repeal any of the foregoing provisions of the Certificate of Incorporation or the Bylaws only by a vote of 80% of the stock entitled to vote generally in the election of directors. With certain exceptions, Section 203 of the DGCL ("Section 203") imposes certain restrictions on mergers and other business combinations between Crescent Operating and any holder of 15% or more of the Common Stock. The Certificate of Incorporation provides that the control shares provision, the Rights Plan and Section 203 do not apply to Crescent and its affiliates. Accordingly, Crescent and its affiliates will be in a position to effect a business combination or other transaction with Crescent Operating in situations where others would be restricted from effecting a similar transaction. The Certificate of Incorporation authorizes the Board to issue up to 10 million shares of Preferred Stock, in series, and to establish the rights and preferences (including the convertibility of such shares of Preferred Stock into shares of Common Stock) of any series of Preferred Stock so issued. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of Crescent Operating, even if such a change in control were in the best interests of some, or a majority, of Crescent Operating's stockholders.

     In addition, the Rights Plan would cause substantial dilution to a person or group (an "Acquiring Person") that attempts to acquire Crescent Operating on terms not approved in advance by the Board. Under the Rights Plan, until 10 business days following such time as an Acquiring Person has acquired beneficial ownership of, or has proposed a tender offer or exchange offer that would result in an Acquiring Person owning 10% or more of the outstanding shares of Common Stock (the "Rights Distribution Effective Date"), the Rights will be transferred only with the Common Stock. Following the Rights Distribution Effective Date, separate certificates evidencing the Rights will be mailed to each holder of record on the Rights Distribution Effective Date. Thereafter, each holder of a Right (other than the Acquiring Person) will have the right to receive, upon exercise of such Right, that number of shares of Common Stock having a market value equal to two times the exercise price of the Right. Similar provisions apply in the event of a merger or other business combination as a result of which an Acquiring Person will own 10% or more of the outstanding shares of Common Stock. Prior to the time that any such Acquiring Person acquires 10% or more of the outstanding shares of Common Stock, the Board may redeem the Rights in whole for $0.01 per Right. After the time that any such Acquiring Person acquires 10% or more, but less than 50%, of the outstanding shares of Common Stock, the Board may exchange the Rights, in whole or in part, at an exchange ratio of one share of Common Stock, or one-hundredth of a share of the Company's Series A Junior Preferred Stock, par value $0.01 per share (the "Series A Junior Preferred Stock"), per Right.

COMPANY'S SUCCESS DEPENDENT UPON KEY PERSONNEL

     The success of the Company depends to a significant degree upon the contribution of its executive officers and other key personnel, none of whom has an employment agreement with the Company. Consequently, none of such persons is obligated to remain with the Company for any specified period of time. The Company has entered into agreements with two entities for the provision of certain services to the Company. One of the entities is owned by Jeffrey L. Stevens, Executive Vice President and Chief Operating Officer of the Company. The other is owned by Sanjay Varma, a Vice President of the Company, and his wife, Johanna Varma. There can be no assurance that the Company will be able to retain its executive officers and other key personnel or to attract replacements or additional personnel if required. The Company's loss of its executive officers and other key personnel could have an adverse effect on the operations of the Company. The Company has not obtained key-man insurance for any of its executive officers or other key personnel.

                            SELECTED FINANCIAL DATA

     The following table sets forth certain summary historical financial information for the Company and for the Company's predecessor, the Carter-Crowley Asset Group. For purposes of this table, the "Carter-Crowley Asset Group" consists of Moody-Day, Inc. (the predecessor of Crescent Machinery) and Hicks Muse Tate & Furst Equity Fund II, LP, a private venture capital fund.

                                      CRESCENT
                                  OPERATING, INC.                   CARTER-CROWLEY ASSET GROUP (PREDECESSOR)
                         ----------------------------------   -----------------------------------------------------
                                           FOR THE PERIOD     FOR THE PERIOD
                          THREE MONTHS          FROM               FROM           FOR THE YEAR ENDED DECEMBER 31,
                             ENDED         MAY 9, 1997 TO     JANUARY 1, 1997   -----------------------------------
                         MARCH 31, 1998   DECEMBER 31, 1997   TO MAY 8, 1997     1996      1995      1994     1993
                         --------------   -----------------   ---------------   -------   -------   ------   ------
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
OPERATING DATA:
  Revenues.............     $ 97,377          $156,882            $ 4,657       $10,394   $ 9,147   $7,671   $6,979
  Income (loss) from
    operations.........        3,941              (993)               158           109        89       83       89
  Net income (loss)....       (1,179)          (22,165)                25          (111)       79       43       36
  Loss per share.......         (.11)            (2.00)                --            --        --       --       --
BALANCE SHEET DATA:
  Total assets.........     $553,493          $585,977                          $17,483   $13,230   $5,348   $4,578
  Total debt...........      228,614           258,129                            5,405     3,121    1,375      850
  Total shareholders'
    equity.............       (9,203)           (8,060)                          10,925     9,358    3,338    3,289

                  RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The Company's ratios of earnings to combined fixed charges and preferred stock dividends (including such ratios of the Carter-Crowley Asset Group) for the quarter ended March 31, 1998, for the period from January 1, 1997 to May 8, 1997, and for the years ended December 31, 1995, 1994 and 1993 were 1.11, 1.29, 1.81, 3.33 and 2.16, respectively. The Company's earnings were insufficient to cover fixed charges by $2,682,168 for the period from May 9, 1997 to December 31, 1997 and by $168,461 for the year ended December 31, 1996. There were no shares of Preferred Stock outstanding for any of these periods.

     For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) before taxes and extraordinary items. Fixed charges consist of (i) interest costs, whether expensed or capitalized, (ii) amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized, and
(iii) the portion of rental expense that can be demonstrated to represent the interest factor in the particular case.

                          DESCRIPTION OF COMMON STOCK

     The Certificate of Incorporation authorizes the Company to issue up to 22,500,000 shares of Common Stock. The Common Stock is listed on The Nasdaq National Market under the symbol "COPI."

     Holders of Common Stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Board with respect to any series of Preferred Stock, the holders of such shares will possess all voting power. The Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock created from time to time by the Board, the holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Board from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of the Company available for distribution to such holders.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The Certificate of Incorporation authorizes the Board to issue up to 10,000,000 shares of Preferred Stock. Under the Certificate of Incorporation, the Board may from time to time establish and issue one or more series of Preferred Stock without stockholder approval. The Board may classify or reclassify any unissued Preferred Stock by setting or changing the number, designation, preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of such series. Because the Board has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. Preferred Stock, when issued, will be fully paid and nonassessable.

     The following description of the Preferred Stock sets forth certain general terms and provisions of Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Certificate of Incorporation and the Bylaws.

     The Prospectus Supplement relating to any Preferred Stock offered thereby will contain the specific terms thereof, including, without limitation: (i) the title and stated value of such Preferred Stock; (ii) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock; (iii) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock; (iv) the date from which dividends on such Preferred Stock shall accumulate, if applicable; (v) the procedures for any auction and remarketing, if any, for such Preferred Stock; (vi) the provision for a sinking fund, if any, for such Preferred Stock; (vii) the provision for redemption, if applicable, of such Preferred Stock; (viii) any listing of such Preferred Stock on any securities exchange; (ix) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof); (x) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;
(xi) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and (xii) any limitations on issuance of any series of Preferred Stock ranking junior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company.

RANK

     Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company, rank (i) senior to all classes or series of Common Stock, and to all equity securities ranking junior to the Preferred Stock, (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock, and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

     Holders of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board, out of assets of the Company legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable Prospectus Supplement) at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board.

     Dividends on any series of Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the holders of such series of Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     Unless otherwise specified in the Prospectus Supplement, if any shares of Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on any capital stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then-current dividend period or
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then-current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution upon the Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then-current dividend period, and (ii) if such series of Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then-current dividend period.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, any series of Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, no Preferred Stock of any series shall be redeemed unless all outstanding Preferred Stock of such series are simultaneously redeemed unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all Preferred Stock of any series shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then-current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then-current dividend period; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series. In addition, the Company shall not purchase or otherwise acquire directly or indirectly any Preferred Stock of such series (except by conversion into or exchange for capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then-current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then-current dividend period; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

     If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company, and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Company.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and the series of Preferred Stock to be redeemed; (iii) the redemption to be surrendered for payment of the redemption price; (iv) that dividends on the shares of Preferred Stock to be redeemed will cease to accrue on such redemption date; and (v) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all of the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Company, the holders of each series of

Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share set forth in the applicable Prospectus Supplement, plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

     Holders of Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Unless otherwise provided for any series of Preferred Stock in the applicable Prospectus Supplement, so long as any Preferred Stock remains outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to such series of Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Certificate of Incorporation or the designating amendment for such series of Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of such an Event, the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock and provided further that (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Preferred Stock of such series shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which any series of Preferred Stock is convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

SHAREHOLDER LIABILITY

     Under Delaware law, no holder of fully paid shares, including holders of Preferred Stock, shall be personally liable for any contractual obligation of the Company.

REGISTRAR AND TRANSFER AGENT

     The Registrar and Transfer Agent for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                      DESCRIPTION OF COMMON STOCK WARRANTS

     The Company may issue warrants exercisable for Common Stock (the "Common Stock Warrants") for the purchase of Common Stock. Common Stock Warrants may be issued independently or together with Common Stock or Preferred Stock (the Common Stock, the Preferred Stock and the Common Stock Warrants are collectively, the "Securities") offered by any Prospectus Supplement and may be attached to or separate from such Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. The following sets forth certain general terms and provisions of the Common Stock Warrants offered hereby. Further terms of the Common Stock Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of the Common Stock Warrants, including, where applicable, the following: (i) the title of such Common Stock Warrants; (ii) the aggregate number of such Common Stock Warrants; (iii) the price or prices at which such Common Stock Warrants will be issued; (iv) the number of shares of Common Stock purchasable upon exercise of such Common Stock Warrants; (v) the designation and terms of any other Securities offered thereby with which such Common Stock Warrants are to be issued and the number of such Common Stock Warrants issued with each such Security offered thereby; (vi) the date, if any, on and after which such Common Stock Warrants and the related Common Stock will be separately transferable;
(vii) the price at which the Common Stock purchasable upon exercise of such Common Stock Warrants may be purchased; (viii) the date on which the right to exercise such Common Stock Warrants shall commence and the date on which such right shall expire; (ix) the minimum or maximum number of such Common Stock Warrants which may be exercised at any one time; (x) information with respect to book entry procedures, if any; (xi) a discussion of certain federal income tax considerations; and (xii) any other terms of such Common Stock Warrants.

                        CERTAIN ANTITAKEOVER PROVISIONS

STAGGERED BOARD

     The Certificate of Incorporation and the Bylaws provide for the division of the Board into three classes of directors, each class constituting approximately one-third of the total number of directors, with the classes serving staggered three-year terms. The classification of the Board has the effect of making it more difficult for stockholders to change the composition of the Board, because only a minority of the directors are up for election, and the Board may not be replaced by vote of the stockholders, at any one time. Crescent Operating believes, however, that the longer terms associated with the classified Board will help to ensure continuity and stability of the Company's management and policies.

     The classification provisions also could have the effect of discouraging a third party from accumulating a large block of Common Stock or attempting to obtain control of Crescent Operating, even though such an attempt might be beneficial to the Company and some, or a majority, of its stockholders. Accordingly, under certain circumstances stockholders could be deprived of opportunities to sell their shares of Common Stock at a higher price than might otherwise be available.

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

     The Certificate of Incorporation provides that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances ("Preferred Holders' Rights"), the number of directors will be fixed by the Bylaws. The Bylaws provide that, subject to any Preferred Holders' Rights, the number of directors will be fixed by the Board, but must not be more than 25 nor less than three. In addition, the Bylaws provide that, subject to any Preferred Holders' Rights, and unless the Board otherwise determines, any vacancies (other than vacancies created by an increase in the total number of directors) will be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum, and any vacancies created by an increase in the total number of directors may be filled by a majority of the entire Board. Accordingly, the Board could temporarily prevent any stockholder from enlarging the Board and then filling the new directorship with such stockholder's own nominees.

     The Certificate of Incorporation and the Bylaws provide that, subject to any Preferred Holders' Rights, directors may be removed only for cause upon the affirmative vote of holders of at least 80% of the entire voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

     The Certificate of Incorporation and the Bylaws provide that any action required or permitted to be taken by the stockholders of Crescent Operating must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any Preferred Stock, special meetings of stockholders of Crescent Operating for any purpose or purposes may be called only by the Chairman of the Board, Vice Chairman, President or the Board pursuant to a resolution stating the purpose or purposes thereof, and any power of stockholders to call a special meeting is specifically denied. No business other than that stated in the notice shall be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting, unless a special meeting is called by the Chairman of the Board, Vice Chairman, President or the Board.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER PROPOSALS

     The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for directors or bring other business before an annual meeting of stockholders of Crescent Operating (the "Stockholder Notice Procedure").

     The Stockholder Notice Procedure provides that (i) only persons who are nominated by, or at the direction of, the Board, or by a stockholder who has given timely written notice containing specified information to the Secretary of Crescent Operating prior to the meeting at which directors are to be elected, will be eligible for election as directors of Crescent Operating and (ii) at an annual meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of the Chairman or the Board or by a stockholder who has given timely written notice to the Secretary of Crescent Operating of such stockholder's intention to bring such business before such meeting. In general, for notice of stockholder nominations or proposed business to be conducted at an annual meeting to be timely, such notice must be received by the Company not less than 70 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting.

     The purpose of requiring stockholders to give the Company advance notice of nominations and other business is to afford the Board a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by the Board, to inform stockholders and make recommendations about such nominees or business, as well as to ensure an orderly procedure for conducting meetings of stockholders. Although the Bylaws do not give the Board power to block stockholder nominations for the election of directors or proposal for action, they may have the effect of discouraging a stockholder from proposing nominees or business, precluding a contest for the election of directors or the consideration of stockholder proposals if procedural requirements are not met, and deterring third parties from soliciting proxies for a non-management slate of directors or proposal, without regard to the merits of such slate or proposal.

RELEVANT FACTORS TO BE CONSIDERED BY THE BOARD

     The Certificate of Incorporation, which provides that one of the purposes of Crescent Operating is to perform the Intercompany Agreement, also provides that, in determining what is in the best interest of Crescent Operating in evaluating a "business combination," "change in control" or other transaction, a director of Crescent Operating shall consider all of the relevant factors, which may include (i) the immediate and long-term effects of the transaction on Crescent Operating's stockholders, including stockholders, if any, who do not participate in the transaction; (ii) the social and economic effects of the transaction on the Company's employees, suppliers, creditors and customers and others dealing with the Company and on the communities in which the Company operates and is located; (iii) whether the transaction is acceptable, based on the historical and current operating results and financial condition of the Company; (iv) whether a more favorable price would be obtained for the Company's stock or other securities in the future; (v) the reputation and business practices of the other party or parties to the proposed transaction, including its or their management and affiliates, as they would affect employees of the Company; (vi) the future value of the Company's securities; (vii) any legal or regulatory issues raised by the transactions; (viii) the effect on the Intercompany Agreement; and (ix) the business and financial condition and earnings prospects of the other party or parties to the proposed transactions including, without limitation, debt service and other existing financial obligations, financial obligations to be incurred in connection with the transaction and other foreseeable financial obligations of such other party or parties. Pursuant to this provision, the Board may consider subjective factors affecting a proposal, including certain nonfinancial matters, and on the basis of these considerations, may oppose a business combination or other transaction which, evaluated only in terms of its financial merits, might be attractive to some, or a majority, of the Company's stockholders.

AMENDMENT

     The Certificate of Incorporation provides that the affirmative vote of the holders of at least 80% of the stock entitled to vote generally in the election of directors (the "Voting Stock"), voting together as a single class, is required to amend provisions of the Certificate of Incorporation relating to stockholder action without a meeting; the calling of special meetings; the number, election and term of the Company's directors; the filling of vacancies; and the removal of directors. The Certificate of Incorporation further provides that the related Bylaws described above (including the Stockholder Notice Procedure) may be amended only by the Board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of

Voting Stock, voting together as a single class. In all cases, amendments to the Certificate of Incorporation require that the Board determine that the proposed amendment is advisable.

DELAWARE BUSINESS COMBINATION STATUTE

     Section 203 of the DGCL provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise specified in
Section 203, an "interested stockholder" is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (y) the affiliates and associates of any such person.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Crescent Operating has not elected to be exempt from the restrictions imposed under Section 203. However, the Certificate of Incorporation excludes Crescent and its affiliates from the definition of "interested stockholder" pursuant to the terms of Section
203. The provisions of Section 203 may encourage persons interested in acquiring Crescent Operating to negotiate in advance with the Board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested shareholder. Such provisions also may have the effect of preventing changes in the management of Crescent Operating. It is possible that such provisions could make it more difficult to accomplish transactions which the Company's stockholders may otherwise deem to be in their best interest.

CONTROL SHARE ACQUISITIONS

     The Certificate of Incorporation provides that the holder of "control shares" of Crescent Operating acquired in a control share acquisition have no voting rights with respect to such control shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast by stockholders, excluding shares owned by the acquirer, officers of Crescent Operating and employees of Crescent Operating who are also directors. "Control shares" are shares which, if aggregated with all other shares previously acquired which the person is entitled to vote, would entitle the acquirer to vote (i) 20% or more but less than one-third, (ii) one-third or more but less than a majority, or
(iii) a majority of the outstanding shares. Control shares do not include shares that the acquiring person is entitled to vote on the basis of prior stockholder approval. A "control share acquisition" means that acquisition of control shares subject to certain exceptions.

     The Certificate of Incorporation provides that a person who has made or proposed to make a control share acquisition and who has obtained a definitive financing agreement with a responsible financial institution providing for any amount of financing not to be provided by the acquiring person may compel the Board to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the holder in respect of such control shares. If no request for a meeting is made, the Certificate of Incorporation permits Crescent Operating itself to present the question at any stockholders' meeting.

     Pursuant to the Certificate of Incorporation, if voting rights are not approved at a stockholders' meeting or if the acquiring person does not deliver an acquiring person's statement, which would disclose certain information about the particular control share acquisition, as required by the Certificate of Incorporation, then, subject to certain conditions and limitations set forth in the Certificate of Incorporation, Crescent Operating may redeem any or all of the control shares, except those for which voting rights have previously been approved, for "fair value." Fair value is determined, without regard to the absence of voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of the holder in respect of such control shares are considered and not approved, and means, for purposes of the redemption, the highest closing sale price during the 30-day period immediately prior to and including the date in question, of a share of such stock on the exchange on which the shares are listed or, if not so listed, the highest closing bid quotation during such 30-day period or, if no such quotations are available, the fair market value as determined by the Board. Under the Certificate of Incorporation, if voting rights of the holder in respect of such control shares are approved at a stockholders' meeting and, as a result, the acquirer would be entitled to vote a majority of the shares entitled to vote, then the Certificate of Incorporation shall be amended to so state, and all other stockholders will have the rights of dissenting stockholders under the DGCL. The Certificate of Incorporation provides that the fair value of the shares for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition, and that certain limitations and restrictions of the DGCL otherwise applicable to the exercise of dissenters' rights do not apply.

     The control share acquisition provisions do not apply to the holder in respect of control shares acquired in a merger, consolidation or share exchange if Crescent Operating is a party to the transaction, or if the acquisition is approved or excepted by the Certificate of Incorporation or Bylaws prior to a control share acquisition. The control share provisions in the Certificate of Incorporation do not apply to Crescent and its affiliates.

RIGHTS PLAN

     The Company has adopted the Rights Plan, pursuant to which one Right will be issued with every share of Common Stock. Each Right entitles the registered holder of such Right to purchase from the Company one-hundredth of a share of Series A Junior Preferred Stock at a price of $5.00, subject to adjustment. The Rights will not be exercisable until the Rights Distribution Effective Date.

     Under the Rights Plan, until the Rights Distribution Effective Date, the Rights will be transferred only with the Common Stock. Following the Rights Distribution Effective Date, separate certificates evidencing the Rights will be mailed to each holder of record on the Rights Distribution Effective Date. Thereafter, each holder of a Right (other than the Acquiring Person) will have the right to receive, upon exercise of such Right, that number of shares of Common Stock having a market value equal to two times the exercise price of the Right. Similar provisions apply in the event of a merger or other business combination as a result of which an Acquiring Person will own 10% or more of the outstanding shares of Common Stock. Prior to the time that any such Acquiring Person acquires 10% or more of the outstanding shares of Common Stock, the Board may redeem the Rights in whole for $0.01 per Right. After the time that any such Acquiring Person acquires 10% or more, but less than 50%, of the outstanding shares of Common Stock, the Board may exchange the Rights, in whole or in part, at an exchange ratio of one share of Common Stock, or one-hundredth of a share of the Series A Junior Preferred Stock per Right.

     The Rights will expire on June 12, 2007, unless such expiration date is extended or unless the Rights are redeemed earlier or exchanged by the Company. The terms of the Rights may be amended by the Board without the consent of the holders of the Rights; provided however, that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to an Acquiring Person that attempts to acquire the Company on terms not approved by the Board. The Rights Plan contains certain provisions to exclude Crescent and its affiliates from the operative provisions thereof.

                              PLAN OF DISTRIBUTION

     The Company may issue the Securities from time to time in connection with the acquisition by the Company of other businesses, assets or securities. It is expected that the terms of the acquisitions involving the issuance of Securities covered by this Prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses, assets or securities to be acquired by the Company. No underwriting discounts or commissions will be paid, although finder's fees may be paid from time to time with respect to specific acquisitions. Any person receiving such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

                                    EXPERTS

     The combined financial statements of the Carter-Crowley Asset Group for the period from January 1, 1997 through May 8, 1997 and the consolidated financial statements of Crescent Operating for the period from May 9, 1997 through December 31, 1997, both appearing in Crescent Operating's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such combined financial statements and consolidated financial statements are incorporated herein by reference in reliance upon such report given the authority of such firm as experts in accounting and auditing.

     The audited combined financial statements of the Carter-Crowley Asset Group as of and for the two years in the period ended December 31, 1996 and the audited consolidated financial statements of CBHS as of and for the period ended September 30, 1997, both included in Crescent Operating's Annual Report on Form 10-K for the year ended December 31, 1997 incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL MATTERS

     The legality of the issuance of the Securities will be passed upon for the Company by Shaw Pittman Potts & Trowbridge, Washington, D.C.

                                    PART II
               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Certificate of Incorporation provides that no director shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. However, unless the DGCL provides otherwise, a director may be personally liable to the Company or its stockholders (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such Certificate of Incorporation provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

     While the Certificate of Incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Certificate of Incorporation will have no effect on the availability of equitable remedies, such as an injunction or rescission, based on the director's breach of his or her duty of care.

     The Certificate of Incorporation provides that each person who was threatened to be made a party to or is involved in any proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have the Company pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaw, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Company thereunder in respect of any occurrence or matter arising prior to any such repeal or modification. The Certificate of Incorporation also specifically authorizes the Company to maintain insurance and to grant similar indemnification rights to employees or agents.

     The Company has entered into indemnification agreements with each of its executive officers and directors. Such indemnity agreements require that the Company indemnify its officers and directors to the fullest extent permitted by law, and advance to the officers and directors all related expenses, subject to reimbursement if it is subsequently determined that the indemnification is not permitted. Such agreements require the Company to indemnify and advance expenses incurred by officers and directors seeking to enforce their rights under the indemnification agreements and cover officers and directors under the Company's directors' and officers' liability insurance. The indemnification agreements offer substantially the same scope of coverage afforded by the Certificate of Incorporation, and provide greater assurance to directors and officers that indemnification is available, because as contracts, they cannot be modified unilaterally in the future by the Board or the stockholders.

     The Company carries insurance for its officers and directors that insures against certain liabilities incurred by them in the discharge of their official functions.

ITEM 21. EXHIBITS.

     The following is a list of all exhibits filed as a part of this Registration Statement on Form S-4, including those incorporated herein by reference.


        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
          4.1            -- First Amended and Restated Certificate of Incorporation
                            of the Company (filed as Exhibit 3.3 to the Company's
                            Registration Statement on Form S-1 (File No. 333-25223)
                            (the "Form S-1") and incorporated herein by reference).
          4.2            -- Amended and Restated Bylaws of the Company (filed as
                            Exhibit 3.4 to the Company's Quarterly Report on Form
                            10-Q for the quarter ended June 30, 1997 (the "June 1997
                            Form 10-Q") and incorporated herein by reference).
          4.3            -- Specimen Stock Certificate (filed as Exhibit 4.1 to the
                            Form S-1 and incorporated herein by reference).
          4.4            -- Preferred Share Purchase Rights Plan (filed as Exhibit
                            4.2 to the June 1997 Form 10-Q) and incorporated herein
                            by reference).
          4.21           -- Amendment to Amended and Restated Bylaws (filed
                            previously).
          5.1            -- Opinion of Shaw Pittman Potts & Trowbridge as to the
                            legality of the Securities being registered by the
                            Company (filed herewith).
         12.1            -- Computation of ratio of earnings to fixed charges and
                            Preferred Stock dividends (filed previously).
         23.01           -- Consent of Ernst & Young LLP, Independent Auditors, dated
                            July 16, 1998 (filed herewith).
         23.02           -- Consent of Arthur Andersen LLP, Independent Public
                            Accountants, dated July 16, 1998 (filed herewith).
         23.03           -- Consent of Arthur Andersen LLP, Independent Public
                            Accountants, dated July 16, 1998 (filed herewith).
         23.04           -- Consent of Shaw Pittman Potts & Trowbridge (included in its opinion filed as Exhibit 5.1 to this Registration
                            Statement).
         24.1            -- Powers of Attorney (filed previously).



ITEM 22. UNDERTAKINGS.


     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of Securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes as follows:

          (1) that prior to any public reoffering of Securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (e) The undersigned Registrant hereby undertakes to supply by means of a Prospectus Supplement or post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on the 16 day of July, 1998.


                                            CRESCENT OPERATING, INC.

                                            By:    /s/ GERALD W. HADDOCK
                                              ----------------------------------
                                                      Gerald W. Haddock
                                                President and Chief Executive
                                                            Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.



                     SIGNATURES                                       TITLE                    DATE
                     ----------                                       -----                    ----
              /s/ RICHARD E. RAINWATER                   Chairman of the Board of          July 16, 1998
-----------------------------------------------------      Directors
                Richard E. Rainwater*

                  /s/ JOHN C. GOFF                       Vice Chairman of the Board of     July 16, 1998
-----------------------------------------------------      Directors
                    John C. Goff*

                /s/ GERALD W. HADDOCK                    President and Chief Executive     July 16, 1998
-----------------------------------------------------      Officer and Director
                  Gerald W. Haddock                        (Principal Executive Officer)

               /s/ JEFFREY L. STEVENS                    Executive Vice President, Chief   July 16, 1998
-----------------------------------------------------      Operating Officer and Director
                 Jeffrey L. Stevens*

                /s/ RICHARD P. KNIGHT                    Chief Financial Officer           July 16, 1998
-----------------------------------------------------      (Principal Financial and
                 Richard P. Knight*                        Accounting Officer)

                /s/ ANTHONY M. FRANK                     Director                          July 16, 1998
-----------------------------------------------------
                  Anthony M. Frank*

                 /s/ CARL F. THORNE                      Director                          July 16, 1998
-----------------------------------------------------
                   Carl F. Thorne*

               /s/ PAUL E. ROWSEY, III                   Director                          July 16, 1998
-----------------------------------------------------
                Paul E. Rowsey, III*


---------------

* by Gerald W. Haddock pursuant to power of attorney

                                  EXHIBIT LIST


  EXHIBIT
    NO.                        DESCRIPTION OF EXHIBIT
  -------                      ----------------------
        4.1 -- First Amended and Restated Certificate of Incorporation
               of the Company (filed as Exhibit 3.3 to the Company's
               Registration Statement on Form S-1 (File No. 333-25223)
               (the "Form S-1") and incorporated herein by reference).
        4.2 -- Amended and Restated Bylaws of the Company (filed as
               Exhibit 3.4 to the Company's Quarterly Report on Form
               10-Q for the quarter ended June 30, 1997 (the "June 1997
               Form 10-Q") and incorporated herein by reference).
        4.3 -- Specimen Stock Certificate (filed as Exhibit 4.1 to the
               Form S-1 and incorporated herein by reference).
        4.4 -- Preferred Share Purchase Rights Plan (filed as Exhibit
               4.2 to the June 1997 Form 10-Q and incorporated herein by
               reference).
        4.21 -- Amendment to Amended and Restated Bylaws (filed
               previously).
        5.1 -- Opinion of Shaw Pittman Potts & Trowbridge as to the
               legality of the Securities being registered by the
               Company (filed herewith).
       12.1 -- Computation of ratio of earnings to fixed charges and
               Preferred Stock dividends (filed previously).
       23.01 -- Consent of Ernst & Young LLP, Independent Auditors, dated
               July 16, 1998 (filed herewith).
       23.02 -- Consent of Arthur Andersen LLP, Independent Public
               Accountants, dated July 16, 1998 (filed herewith).
       23.03 -- Consent of Arthur Andersen LLP, Independent Public
               Accountants, dated July 16, 1998 (filed herewith).
       23.04 -- Consent of Shaw Pittman Potts & Trowbridge (included in its opinion filed as Exhibit 5.1 to this Registration
               Statement).
       24.1 -- Powers of Attorney (filed previously).